TransAlta Reports Third Quarter 2014 Results

CALGARY, Alberta (October 30, 2014) – TransAlta Corporation (“TransAlta” or the “Company”) (TSX: TA; NYSE: TAC) today reported third quarter 2014 Comparable EBITDA(1) of $212 million with 92.0% availability(2) and continued improved performance from all our operations, including our Canadian Coal fleet which ran at 88.6% availability. Comparable EBITDA and FFO(1) decreased $54 million and $29 respectively compared to the same period last year, primarily due to lower power prices in Alberta which impacted revenues from our assets in the province and lower Trading margins. For the nine months ended September 30th, Comparable EBITDA was $735 million and FFO was $537 million.

“Our third quarter results reflect the positive impact of steadily improving our base operations and focus on execution. As expected, our operations delivered strong performance and we met our fleet wide operating targets for the quarter. Unfortunately, with persistent soft power prices in Alberta, we were unable to translate that performance into improved financial results compared to last year. While we did account for lower Alberta pricing in our 2014 business plan, recent market conditions have been weaker than anticipated and we believe lower prices could be sustained through the end of the year. As a result, we are adjusting our FFO guidance to $735 to $755 million for the year.”

Power prices in Alberta averaged $64/MWh during the third quarter of 2014 compared to $84/MWh in the same period last year. TransAlta’s strategy of being highly contracted generally limited the impacts of lower prices in the quarter, however reduced price volatility limited our ability to optimize our hydro assets in Alberta which typically create significant value by capturing high priced hours. Weak pricing also impacted incentive payments from our Power Purchase Arrangements. Prices could remain low through the balance of the year. Accordingly, we are adjusting our forecasts for the year to the lower end of our previously disclosed comparable EBITDA and FFO ranges. Revised expected comparable EBITDA for 2014 is between $1,005 and $1,025 million, and revised expected FFO is between $735 and $755 million.

Recent Strategic Accomplishments

•         Received from Standard and Poor’s (“S&P”) confirmation of our BBB- Stable credit rating.

•         Completed a public offering of 6.6 million Series G 5.3% Cumulative Redeemable Rate Reset First Preferred Shares, resulting in gross proceeds of $165 million.

•         Agreed to build and operate an AUD $570 million, 150MW combined cycle gas power station in South Hedland, Western Australia. The fully contracted power station is expected to be commissioned and delivering power to customers in the first half of 2017.

•         Continued construction with our joint venture partner on an AUD $178 million natural gas pipeline to our Solomon power station. We hold a 43 per cent interest in the joint venture. The project is on schedule and within budget.

•         At September 30, 2014, our liquidity was ~$1.6 billion, $587 million higher than at the end of 2013.

•         Ended the third quarter with a net debt balance of ~$3.9 billion, down from ~$4.3 billion at the beginning of the year with the stronger U.S. dollar offsetting the actual reduction in debt level.

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Third Quarter Review

Comparable EBITDA(1) (in CAD$ millions)	3 months ended September 30, 2014	3 months ended September 30, 2013	9 months ended September 30, 2014	9 months ended September 30, 2013
Generation
Canadian Coal	91	95	268	239
U.S. Coal	12	20	43	52
Gas	77	75	228	246
Wind	26	25	121	121
Hydro	26	50	65	127
Total Generation	232	265	725	785
Energy Trading	(3)	17	50	41
Corporate	(17)	(16)	(40)	(45)
Total Comparable EBITDA(1)	212	266	735	781

FFO(1)	145	174	537	551
Comparable Net Earnings (loss) attributable to common shareholders(1)	(13)	39	22	80

Comparable EBITDA was $212 million down from $266 million for the same period last year due to lower prices in Alberta which impacted our assets in the province and lower Trading margins, partially offset by improved operational performance at Canadian Coal.

FFO also came in lower for the quarter at $145 million, down from $174 million for the same period last year. The decrease in FFO is primarily due to lower comparable EBITDA.

The Company reported a comparable net loss for the quarter of $13 million ($(0.05) per share), down from comparable net earnings of $39 million ($0.15 per share) in the same period last year. The per share decrease was driven by lower comparable EBITDA, net of taxes, and higher non-controlling interests.

Availability for the quarter was 92.0%, which was 6.1% higher than the availability during the same period last year and brings year-to-date adjusted availability to 89.6%, in line with our full-year availability target range of 88-90%. Stronger availability year-over-year helped to partially offset the impacts of lower Alberta pricing. Total sustaining capital expenditures are $255 million in the year-to-date and we are on track to be within our 2014 target range of $335 - $365 million. We have completed all the planned coal outages for 2014 on units we operate.

Generation

•	Canadian Coal: Comparable EBITDA was $91 million in the third quarter compared to $95 million for the same period in 2013. Lower Alberta power prices during the quarter resulted in a $26 million variance year-over-year in incentives on our PPA plants which offset the positive impacts of higher availability and lower coal costs. Year-to-date comparable EBITDA for 2014 was up $29 million to $268 million compared to 2013, due to higher availability and lower coal costs.

•	U.S. Coal: Comparable EBITDA was $12 million in the third quarter and $43 million year-to-date compared to $20 million and $52 million, respectively, for the same periods in 2013, primarily due to lower volumes of higher-priced hedges. In the third quarter of 2014, we also incurred higher costs than the same period in 2013 to purchase power during periods of curtailment. In order to mitigate coal supply risks during the winter months, coal has been stockpiled in anticipation of increased rail congestion in 2015.

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•	Gas: Comparable EBITDA was $77 million in the third quarter and $228 million in the year-to-date compared to $75 million and $246 million, respectively, for the same periods in 2013. The year-to-date decrease in comparable EBITDA is primarily due to lower Alberta prices impacting results from the Poplar Creek facility in the second quarter and the effects of the new contract for the Ottawa facility.

•	Wind: Comparable EBITDA was $26 million in the third quarter and $121 million in the year-to-date compared to $25 million and $121 million, respectively, for the same periods in 2013, as increased production offset lower prices in Alberta.

•	Hydro: Comparable EBITDA was $26 million in the third quarter and $65 million in the year-to-date compared to $50 million and $127 million, respectively, for the same periods in 2013. Lower prices and low price volatility in Alberta limited our ability to take advantage of resource flexibility to produce electricity during higher priced hours. Additionally, lower water resources than in 2013 impacted our third quarter and year-to-date results.

Energy Trading

•	After generating substantial comparable EBITDA of $49 million in the first quarter of 2014, Energy Trading generated a comparable EBITDA loss of $3 million in the third quarter, down $20 million compared to the third quarter of 2013 due to lower commodity price volatility in Alberta and the western U.S. Year-to-date comparable EBITDA in 2014 was $50 million, up $9 million from $41 million in the 2013 year-to-date period, as a result of our ability to optimize our energy marketing assets during the volatile market conditions caused by extreme weather events in the northeast during the first quarter of 2014.

Corporate

•	Our Corporate Segment incurred costs of $17 million in the third quarter of 2014, consistent with $16 million for the same period in 2013. Year-to-date, our corporate segment incurred lower costs of $40 million compared to $45 million in the same period in 2013. The lower costs were a result of a change in allocation of overhead costs to our business units, partially offset by higher incentive-based compensation.

Recent Events

Standard & Poor’s confirmation of credit rating

On October 9, 2014, Standard & Poor’s confirmed TransAlta’s BBB- Stable credit rating.

Sale of Preferred Shares

On August 15, 2014, we completed a public offering of 6.6 million Series G 5.3% Cumulative Redeemable Rate Reset First Preferred Shares, resulting in gross proceeds of $165 million. The proceeds from the offering are being used for general corporate purposes, including the funding of capital projects and the reduction of short-term indebtedness of the Corporation. The proceeds also provide flexibility to repay debt maturing early in 2015.

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South Hedland

On July 28, 2014, we announced that we had agreed to build, own, and operate a 150 MW combined cycle gas power station in South Hedland, Western Australia. The project is estimated to cost approximately AUD$570 million to build, including the cost of acquiring existing balance of plant assets, related infrastructure and transmission access. The development has been fully contracted under 25-year power purchase arrangements (“PPAs”) with Horizon Power, a state owned utility company, and The Pilbara Infrastructure Pty Ltd., a wholly owned subsidiary of Fortescue, a mining company. The project may be expanded to accommodate additional customers at later dates. The power station will supply Horizon Power’s customers in the Pilbara region as well as Fortescue’s port operations. IHI Engineering Australia has been selected as the contractor to construct the power station. Applications for the relevant work and environmental permits have been submitted and are now in progress. Construction is expected to take place over the next three years and the power station is expected to be commissioned and delivering power to customers in the first half of 2017.

The following table depicts key financial results and statistical operating data:

Third Quarter 2014 Highlights

In CAD$ millions, unless otherwise stated	3 months ended September 30, 2014	3 months ended September 30, 2013	9 months ended September 30, 2014	9 months ended September 30, 2013
Adjusted Availability (%)(2)(3)	92.0	85.9	89.6	86.4
Production (GWh)	11,445	11,088	32,795	29,842
Revenue	639	623	1,905	1,705
Comparable EBITDA(1)	212	266	735	781
Reported Net Earnings (loss) attributable to common shareholders	(6)	(9)	(7)	(5)
Comparable Net Earnings (loss) attributable to common shareholders(1)	(13)	39	22	80
Funds from Operations(1)	145	174	537	551
Cash Flow from Operating Activities	216	253	546	601
Free Cash Flow(1)	33	64	191	235

Basic and Diluted Earnings (loss) per common share	(0.03)	(0.03)	(0.03)	(0.02)
Comparable Net Earnings per share(1)	(0.05)	0.15	0.08	0.31
Funds from Operations per share(1)	0.53	0.65	1.97	2.10
Free Cash Flow per share(1)	0.12	0.24	0.70	0.90
Dividends paid per common share	0.18	0.29	0.65	0.87

(1)Comparable EBITDA refers to Earnings before interest, taxes, depreciation and amortization including finance lease income and adjusted for certain other items. FFO refers to Funds from Operations. Free Cash Flow refers to Funds from Operations less sustaining capital, preferred share dividends and non-controlling interest payments. Comparable EBITDA, comparable net earnings attributable to common shareholders, FFO, free cash flow, comparable earnings per share, funds from operations per share, and free cash flow per share are not defined under International Financial Reporting Standards (“IFRS”). Presenting these measures from period to period provides supplemental information to help management and shareholders evaluate earnings and cash flow trends in comparison with prior period’s results. Refer to the Management's Discussion and Analysis ("MD&A") for further discussion of these items

(2)Availability includes all generating assets (generation operations, finance leases, and equity investments).

(3)Adjusted for economic dispatching at Centralia Thermal.

The complete report for the quarter, including MD&A and unaudited interim financial statements, as well as our quarterly presentation, is available on the Investors section of our website: www.transalta.com.

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Conference call

We will hold a conference call and web cast at 1:00 p.m. MT (3:00 p.m. ET) today to discuss our third quarter 2014 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Donald Tremblay, Chief Financial Officer, followed by a question and answer period for investment analysts, investors and other interested parties. A question and answer period for the media will immediately follow. Please contact the conference operator five minutes prior to the call, noting "TransAlta Corporation" as the company and "Brent Ward" as moderator.

Dial-in numbers:
Toll-free North American participants call: 1-800-319-4610

Outside of Canada & USA call: 1-604-638-5340

A link to the live webcast will be available on the Investor Centre section of TransAlta’s website at http://www.transalta.com/investor-centre/events-presentations/webcasts-conference-calls. If you are unable to participate in the call, the instant replay will be accessible at 1-800-319-6413 (Canada and USA toll free) or 1-604-638-9010 (Outside of Canada) with TransAlta pass code 2231 followed by the # sign. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

Note: If using a hands-free phone, lift the handset and press one to ask a question.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

This news release contains forward looking statements including, without limitation, statements regarding the business and anticipated financial performance of TransAlta, the development of the South Hedland power station, the ongoing construction of a natural gas pipeline to our Solomon power station in Australia and expected comparable EBITDA and FFO for 2014. These statements are based on TransAlta’s belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: operational risks involving our facilities, changes in market prices where we operate, unplanned outages at generating facilities and the capital investments required, equipment failure and our ability to carry out repairs in a cost effective and timely manner, the effects of weather, disruptions in the source of fuels, water or wind required to operate our facilities, energy trading risks, failure to obtain necessary regulatory approvals in a timely fashion, legislative or regulatory developments, competition, global capital markets activity, changes in prevailing interest rates, currency exchange rates, inflation levels and commodity prices, general economic conditions in the geographic areas where TransAlta operates and any impediments to the construction of our natural gas pipeline to our Solomon power station and the construction of the South Hedland power project. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect TransAlta’s expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless noted otherwise.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-437-3660
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540

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